EXHIBIT 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Nine Months Ended
	September 30
	2007	2006
FIXED CHARGES
Interest expense	$150.2	$116.6
Facility and equipment rental	1.6	1.5

TOTAL FIXED CHARGES	$151.8	$118.1

EARNINGS
Income before taxes	$103.3	$101.5
Depreciation	67.2	57.7
	170.5	159.2

Fixed charges	151.8	118.1

EARNINGS AS DEFINED	$322.3	$277.3

RATIO OF EARNINGS TO FIXED CHARGES	2.12X	2.35X